Exhibit 7.1

[***] Certain information in this document has been excluded pursuant to the Instruction to Item 17 of Form 1-A (including the specific instructions in “Exhibit 7” to such Item 17). Such excluded information is not material, is the type that the issuer treats as private or confidential.

ACQUISITION AGREEMENT

This Acquisition Agreement is entered into as of June 16, 2023 between Fractional Ownership Holdings, LLC. (“F.O.H.”or “Parent”), F.O.H. Acquisition Inc., a Delaware corporation (“Merger Sub”), and Collectable Technologies, Inc. (“CTI” or the “Company”) and, only to the extent and for the purposes explicitly provided for herein, Phil Neuman, an individual (“Neuman”), for the acquisition by F.O.H. of CTI, its assets, including without limitation all subsidiaries and affiliates and the tangible and intangible assets owned by CTI and its subsidiaries and affiliates. An organizational chart identifying CTI’s subsidiaries and affiliates is annexed hereto as Exhibit A.

I.	Merger

A. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (“DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger, and, except as set forth in this Article I, shall continue its corporate existence under the laws of the State of Delaware unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

B. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at 484 Broome Street, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth herein. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

C. Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent shall cause to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) a certificate of merger (the “Certificate of Merger”), as provided in the DGCL. The Merger shall become effective as of the date and time specified in the Certificate of Merger (such date and time, the “Effective Time”).

D. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and those set forth below.

(i)	Conversion, Cancellation of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)	Subject to Section 2.B, each share of the Series A Preferred Stock, par value $0.00001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Preferred Stock”), except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company, Parent or Merger Sub shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, cash in the amount set forth on the Schedule of Merger Costs (the “Merger Costs”). Each certificate representing Series A Preferred Stock previously representing any such shares of Company Preferred Stock shall thereafter represent only the right to receive the applicable Merger Costs.

(b)	All the shares of common stock, par value $0.00001 per share, of the Company Common Stock shall be cancelled and shall cease to exist and neither the Merger Costs nor any other consideration shall be delivered in exchange therefor.

(ii)	Merger Sub Capital Stock. At and after the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(iii)	Options. At the Effective Time, each option to purchase shares of Company Common Stock granted by the Company under a Company Stock Plan (as defined below), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall be shall be cancelled and shall cease to exist and neither the Merger Costs nor any other consideration shall be delivered in exchange therefor.

(iv)	Simple Agreements for Future Equity (SAFEs). The Company shall satisfy its obligations to the holders of all SAFE instruments issued by the Company and outstanding on the Closing Date, by paying the “SAFE Amount” set forth on the Schedule of Merger Costs.

(v)	Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation of the Company shall be amended and restated at the Effective Time to read in its entirety as set forth in the form of Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) until thereafter amended as provided therein or by applicable law and Parent and the Surviving Corporation shall cause the bylaws of Merger Sub as in effect immediately prior to the Effective Time to become the by-laws of the Surviving Corporation (the “Surviving Corporation By-Laws”), until thereafter amended as provided therein or by applicable law.

(vi)	Directors of the Surviving Corporation. The Board of Directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation By-Laws.

II.	Delivery of Acquisition Price.

A. Exchange Agent. At or prior to the Effective Time, Parent and the Company shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Series A Preferred Stock and holders of SAFE instruments, their respective portions of the Acquisition Price, as defined, infra, at § III.

B. Exchange Procedures.

As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, CTI’s pre-Closing officers and shareholders shall cause the Exchange Agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of one or more shares of Series A Preferred Stock, including in electronic book entry form in Carta (“Old Certificates”) a letter of transmittal and instructions for use in effecting the surrender of the Old Certificates in exchange for the consideration for the applicable Merger Consideration pursuant to Section 2.B. From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, a check representing the applicable Merger Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II. No interest will be paid or accrued with respect to any property to be delivered upon surrender of Old Certificates. Until surrendered as contemplated by this Section 2.B, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration.

(i)	Parent shall be entitled to deduct and withhold, or cause the Merger Sub or Exchange Agent to deduct and withhold from the aggregate Merger Consideration such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, Merger Sub or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Series A Preferred Stock or SAFEs in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

III.	Consideration.

On the Closing Date, F.O.H. shall cause to be deposited with the Exchange Agent $1,100,000.00 and CTI shall deposit $500,000.00 (together, with F.O.H.’s deposit, the “Acquisition Price”), which amounts were calculated based on CTI’s representations set forth, infra, at § VII.F.

IV.	Transition.

The parties shall cooperate to assure the smooth transition of operating CTI’s business to provide continuous service to CTI’s fractional owners and individuals with CTI trading accounts. Such cooperation shall include advance assignment or transfer of vendor and supplier contracts, including without limitation the service contract with Templum.

V.	Due Diligence/Closing Date.

F.O.H. has conducted due diligence prior to the execution of this Acquisition Agreement, although CTI intends to disclose additional information pursuant to the June 12, 2023 Non-Disclosure Agreement as amended by the Addendum signed simultaneously with this Acquisition Agreement. The Closing will take place as soon as the conditions set forth, infra, at § VIII, are satified, but in no event later than June 23, 2023 (the “Closing Deadline”). This Agreement shall terminate and become null and void without liability of any party if the § VIII conditions have not been satisfied by the Closing Deadline unless that deadline has been extended by a written agreement signed by both parties.

VI.	Closing; Accounts Payable.

A.	At the Closing, F.O.H. will deposit its portion of the Acquisition Price with the Exchange Agent.

B.	All tangible and intangible assets of CTI, including its affiliates and subsidiaries as well as all of CTI’s intellectual property, including the trade name “Collectables,” and cash in CTI’s bank accounts, are being acquired by F.O.H. pursuant to the merger as set forth in this Agreement, which shall result in CTI becoming a wholly owned subsidiary of F.O.H. on the Closing Date.

C.	From and after the Closing, all items listed on the trading platform managed by CTI’s subsidiary Collectable Sports Assets, LLC (“CSA”) will continue trading subject to any buyout or auction that shall have been initiated for any of them. The current status and locations of these items are set forth in Exhibit C, which also includes the contracts with the storage facilities were the Transferred Assets are currently located. The consignment contracts corresponding to the Transferred Assets are annexed as Exhibit D.

VII.	CTI Representations.

A.	This Acquisition Agreement has been executed by an officer of CTI who has been authorized by the board. The transactions are conditioned on approval of the CTI shareholders as required by law and CTI’s constitutive and Series A documents.

B.	CTI owns 100% of all its affiliates or subsidiaries, which are completely and accurately identified on Exhibit A.

C.	CTI, its affiliates, and subsidiaries are in material compliance with all applicable rules, regulations, and laws. CTI shall not fall out of compliance before the Closing Date. CTI represents that, subject to shareholder approval, implementation of the merger set forth in this Agreement is in compliance with the DGCL and that CTI is unaware of any reason why after the Effective Time, CTI, i.e. the Surviving Corporation, its affiliates, and subsidiaries shall not continue to be in material compliance with all applicable rules, regulations, and laws. CTI makes no representation as to whether F.O.H. is in compliance with all applicable rules, regulations and laws, either now or after the Effective Time.

D.	CTI, its affiliates, and subsidiaries are in good standing with the jurisdictions in which they were organized and have registered to do business in all jurisdictions in which they conduct business except where the failure to do so would not have a material adverse effect.

E.	There are no pending or threatened lawsuits or civil actions, including arbitrations, against CTI, its affiliates or subsidiaries, or its officers or directors. CSA has received email inquiries and complaints from fractional owners during the course of its business, but no such inquiries and complaints are expected to have a material adverse effect.

F.	The Acquisition Price has been calculated based on the following representations by CTI: (i) no assets listed on Exhibit C of CTI, its affiliates and subsidiaries shall be transferred or sold prior to the Closing Date; (ii) prior to the Closing Date, CTI shall deposit $500,000.00 with the Exchange Agent: (iii) all remaining cash in the bank accounts of CTI, its affiliates and subsidiaries shall not be withdrawn, transferred, or paid to third parties prior to the Effective Time except in the ordinary course for payroll and accounts payable; (iv) CTI’s subsidiary, Collectable Securities, LLC (“CSEC”), shall have a bank account with at least $100,000 in available funds without outstanding checks or other obligations on the Closing Date, which shall not be withdrawn prior to the Effective Time.

G.	CSEC is a registered U.S. broker-dealer in good standing with, and approved by, the Financial Industry Regulatory Authority (“FINRA”).

H.	Subject to the exceptions listed on Exhibit C, all items listed on the trading platform maintained by CSA may be moved from their current locations in the facilities set forth in Exhibit C to any location that F.O.H. or the post-closing Surviving Corporation directs without penalty.

I.	There are no outstanding loans or other indebtedness other than accounts payable to vendors and suppliers.

J.	The following employees may, at the sole option of F.O.H., be extended a contract to continue working in their current positions for at least six months after the Closing Date:

Employee	Position
Jarod Winters	President/Chief Compliance Officer/Chief Operating Officer

Jen Huston	Finance

Africa Marti	Customer Service

Alec Norman	Assets and acquisition

James Christodoulou	Finance reporting

K.	During the Due Diligence Period, CTI provided all information requested as well as access to its books and records, vendors, and suppliers, including its outside auditors and outside legal advisors and cause its outside auditors and outside legal advisors to prepare any necessary opinion letters. CTI also provided such confidential disclosure materials as it deems necessary or desirable to supplement its representations and the provision of this Agreement. CTI represents and warrants that, to the actual knowledge of the board of directors, all information provided during the Due Diligence Period is accurate and complete and that no information was withheld that could have a material effect on CTI’s business.

L.	ALL REPRESENTATIONS AND WARRANTIES OF CTI SHALL EXPIRE AT THE CLOSING. THE TRANSACTION IS AS-IS AND SUBJECT TO F.O.H.’S DUE DILIGENCE, AND WITHOUT POST-CLOSING RECOURSE OF ANY KIND AGAINST CTI OR ANY OF ITS OFFICERS OR DIRECTORS EXCEPT THE SURVIVING CORPORATION, ITS PRINCIPALS, AGENTS, OR ASSIGNS MAY ASSERT A CLAIM OF FRAUDULENT INDUCEMENT AGAINST ANY CTI’S POST-CLOSING BOARD MEMBERS OR OFFICERS UNDER APPLICABLE LAW. FOH and Neuman jointly and severally represent and warrant that they understand that the finality of this Agreement and the transactions contemplated hereby are of paramount importance to CTI, that CTI intends to distribute funds and dissolve as soon after the Closing as practicable, and that CTI would not enter into this Agreement without the provisions of this Section VII.L.

VIII.	F.O.H. REPRESENTATIONS AND WARRANTIES.

A.	F.O.H. is a Wyoming limited liability company with full authority to enter into this Acquisition Agreement. The person executing this Acquisition Agreement on behalf of F.O.H. has full authority to do so and to bind F.O.H. to these terms. Merger Sub is a Delaware corporation with full authority to enter into this Acquisition Agreement. The person executing this Acquisition Agreement on behalf of Merger Sub has full authority to do so and to bind Merger Sub to these terms.

B.	F.O.H. warrants and certifies that no director, officer, manager, member or beneficial owner of 20% or more of the outstanding voting equity securities of F.O.H. or any Affiliate of F.O.H. (a “Buyer Insider”) is or has been disqualified under Rule 262 of Regulation A, and that no “bad actor” disclosure under Rule 262(d) would be required to be provided in respect of any Buyer Insider in any offering statement on Form 1-A. Philip Neuman personally, or an entity designated by Neuman and acceptable to CTI as to creditworthiness and availability, shall indemnify CTI and CTI’s officers and directors from and against any loss or damages or fees, including attorneys’ fees, arising out of any inaccuracy in the foregoing warranty and certification.

C.	FOH and Neuman agree that the Non-Disclosure Agreement between the parties, as modified by the June 12, 2023 Addendum thereto and in effect on the date hereof (the “NDA”), is incorporated herein and shall continue to apply to Neuman and FOH and their successors for a period of 5 years after the date hereof, whether this Agreement is terminated. Without limiting the generality of the foregoing, FOH and Phil Neuman jointly and severally represent, warrant and covenant that all information relating to CTI disclosed to either of them or to any “Representative” as defined in the NDA constitutes “Evaluation Material” as defined therein.

D.	FOH and Neuman jointly and severally represent, warrant and covenant not to, and not to authorize or assist any person or entity employed or controlled by either of them to, publicly or privately criticize, denigrate, or disparage CTI or any member of the CTI board of directors as of the date hereof, or otherwise impair the commercial reputation or goodwill of any of them through any means of communication presently known or hereafter existing, including but not limited to private statements, communications with shareholders or stakeholders, print or broadcast media, internet or any other communication outlet, provided that this shall not be construed to prohibit or limit FOH or Neuman from participating in a dispute as provided hereunder.

X.	CONDITIONS

CTI’s obligation to close will be conditioned on:

A.	After review of the additional due diligence information pursuant to Section V, supra, F.O.H. will confirm in writing that (i) it has had a full opportunity to ask questions, conduct due diligence and request information from CTI and its officers and directors, (ii) all inquiries and requests for information have been answered to FOH’s satisfaction, (iii) the additional confidential due diligence information provided hereunder is incorporated herein and modifies or constitutes exceptions to CTI’s representations and warranties hereunder, and (iv) it ratifies this Agreement and intends to proceed with the Closing.

B.	Any approval, review or on-boarding requirement of Templum shall have been received.

C.	The parties acknowledge that the Schedule of Merger Costs and some other exhibits have not been completed or annexed to this Agreement. Closing is contingent on completion of the Schedule of Merger Costs and all exhibits to F.O.H.’s satisfaction.

D.	The parties shall have provided for any contingent liability of Jason Epstein arising from the Good Guy Guaranty of Lease dated November 11, 2021 (the “GGG”) in respect of that certain Agreement of Lease by and between CTI and 1201 Broadway LLC, (the “Lease”) either by

(i)	FOH establishing a segregated escrow account of $172,000 (the “Escrow Account”) for the purpose of covering all CTI’s remaining obligations under the Lease, with funds remaining in the Escrow Account in excess of the aggregate amount payable under the Lease returned to the Surviving Corporation from time to time;

(ii)	CTI’s notifying the landlord of the “Surrender Date” under the GGG and satisfying all relating obligations of the Company thereunder including vacating the leased premises; or

(iii)	FOH coming to satisfactory terms with the landlord to assume the Lease with termination of the GGG.

No course of action set forth in (i), (ii) or (iii) shall in any way excuse Surviving Corporation’s obligations under the lease.

E.	The transaction shall have been approved by CTI’s shareholders as required by law and under CTI’s constitutive and Series A documents including such consents or waivers under the SAFE instruments as the CTI board may deem necessary or desirable.

XI.	MISCELLANEOUS PROVISIONS.

A.	This Agreement shall be governed by the law of Delaware excluding its conflict of laws rules

B.	The parties consent to the exclusive jurisdiction of the federal and state courts located in Manhattan, New York for entry of any arbitration award, and waive any and all defenses to jurisdiction, including inconvenient forum.

C.	Any dispute arising from this Agreement shall be resolved exclusively by binding arbitration before a single arbitrator under the Commercial Arbitration Rules of the American Arbitration Association. The prevailing party in such arbitration shall be entitled to its legal fees and costs.

D.	This Acquisition Agreement, together with all exhibits, which are incorporated herein, constitutes the entire agreement between the parties and supersedes any prior verbal or written agreements. It may be modified only by a writing executed by the parties.

*   *   *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by a duly authorized representative as of the date first written above.

COLLECTABLE TECHNOLOGIES, INC.

By:	/s/ Jarod Winters
Jarod Winters, President
jwinters@collectable.com

F.O.H., LLC

/s/ Phil Neuman
By:	Phil Neuman, Manager

MERGER SUB

/s/ Phil Neuman
By:	Phil Neuman, President

/s/ Phil Neuman
Phil Neuman, individually (only for the purposes of Sections VIII.B, VIII.C and VIII.D as explicitly provided herein)

Pursuant to the instructions in Item 17 of Form 1-A (including the specific instructions in “Exhibit 7” to such Item 17), the following schedules and exhibits to the foregoing Acquisition Agreement have been omitted:

●	Schedule of Merger Costs

●	Exhibit A – Organization Chart of Collectable Technologies, Inc.

●	Exhibit B – Restated Charter of Collectable Technologies, Inc.

●	Exhibit C – Location of Fractional Assets and Storage Contracts

●	Exhibit D – Consignment Contracts

●	Confidential Disclosure Memorandum

●	Confidentiality and Non-Disclosure Agreement

●	Addendum to Confidentiality and Non-Disclosure Agreement